                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. Original )*

                                Geographics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37246V107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Michael J. Kaplan, Esq.
                       WisdomTree Capital Management, Inc.
        1633 Broadway, 38th Floor, New York, New York 10019 (212)843-2782
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 15, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D



  CUSIP No.  37246V107

     1    NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WisdomTree Capital Management, Inc.             I.D. #13-3729429

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                  (b) [ X ]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS *
               AF

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                       7        SOLE VOTING POWER
                                0 shares of Common Stock
         NUMBER OF
           SHARES      8        SHARED VOTING POWER
        BENEFICIALLY            506,300 shares of Common Stock
          OWNED BY
            EACH       9        SOLE DISPOSITIVE POWER
         REPORTING              0 shares of Common Stock
        PERSON WITH
                      10        SHARED DISPOSITIVE POWER
                                506,300 shares of Common Stock

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               506,300 shares of Common Stock

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *   [  ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        5.4%

     14   TYPE OF REPORTING PERSON *
               CO

                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  37246V107


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Associates, L.P.                    I.D. #13-3729429

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WC

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            506,300 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                506,300 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               506,300 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        5.4%

     14        TYPE OF REPORTING PERSON *
                        PN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  This Statement on Schedule 13D, dated November 18, 1996, relates to the common stock, no par value (the "Common Stock") of Geographics, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This filing is the original in this Statement, and this Statement is made by WisdomTree Associates, L.P., WisdomTree Offshore, Ltd., and WisdomTree Capital Management, Inc. The address of the principal executive office of the Company is 1555 Odell Road, P.O. Box 1750, Blaine, Washington 98231. As reported in its Form 10-Q for the fiscal quarter ended September 30, 1996, as of November 8, 1996 the Company had 9,416,877 shares of Common Stock outstanding.

Item 2.  Identity and Background.

                  This Statement is being filed by WisdomTree Associates, L.P. ("WTAssociates"), and WisdomTree Capital Management, Inc. ("WTInc"), (which entities are hereinafter sometimes collectively referred to as the "Reporting Entities") which entities may together be deemed to be a "group", although such entities disclaim group membership.

                  WTAssociates is a limited partnership organized under the laws of the State of New York, with a business address at WisdomTree Associates, L.P., 1633 Broadway, 38th Fl., New York, New York 10019. The principal business of WTAssociates is as a private fund that invests in securities of companies which generally have a market capitalization at the time the investment is initiated of $250 million or less.

                  WTInc is a corporation organized under the laws of the State of New York, with a business address at WisdomTree Capital Management, Inc., 1633 Broadway, 38th Fl., New York, New York 10019. WTInc is the General Partner of WTAssociates. The principal business of WTInc is the management of WTAssociates. The officers and directors of WTInc, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:

         Name                   Citizenship       Position; Other Occupation and
                                                            Address

         Jonathan L. Steinberg  USA               Chairman, Chief Executive
                                                  Officer,Treasurer and Director
         Robert Schmidt         USA               President and Director
         Scot Rosenblum         USA               Vice President, Secretary
                                                  and Director
         Russell Anmuth         USA               Vice President

Messrs. Steinberg and Anmuth are the officers of WTInc principally involved in investment decisions required of WTInc respecting funds managed by WTInc, which investment discretion may include the power to vote and/or dispose of acquired securities.
                  WTInc is a wholly-owned subsidiaries of Individual Investor Group, Inc. ("IIG"), a corporation organized under the laws of the State of Delaware, with a business address at Individual Investor Group, Inc., 1633 Broadway, 38th Fl., New York, New York 10019. The principal businesses of IIG are as an investment manager and as a financial services company which publishes and markets Individual Investor magazine, Ticker magazine, and Individual Investor's Special Situations Report. The officers and directors of IIG, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:

         Name                       Citizenship       Position; Other Occupation
                                                      and Address

         Jonathan L. Steinberg      USA               Chairman, Director and
                                                      Chief Executive Officer
         Robert Schmidt             USA               President, Chief Operating
                                                      Officer, Director
         Scot Rosenblum             USA               Vice President, Secretary
                                                      and Director
         Henry Clark                USA               Controller and Assistant
                                                      Secretary
         Peter M. Ziemba            USA               Assistant Secretary,
                                                      Attorney
                                                      Graubard Mollen & Miller
                                                      600 Third Avenue
                                                      New York, New York 10016
         Bruce Sokoloff             USA               Director;
                                                      Executive Vice President
                                                      Reliance Group Holdings,
                                                      Inc.
                                                      55 East 52nd Street
                                                      New York, New York 10055

                  Jonathan L. Steinberg is the Chairman and Chief Executive Officer of IIG and may be deemed to be a controlling person of IIG and WTInc, and thereby also deemed to be a controlling person of WTAssociates.

                  Messrs. Steinberg, Rosenblum, Schmidt and Anmuth are also each Limited Partners of WTAssociates.

                  During the last five years, neither the Reporting Entities nor, to the best of the Reporting entities' knowledge, any of the other persons identified in the foregoing Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  As of the close of business on November 15, 1996, WTAssociates owned 506,300 shares of Common Stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $1,474,335.25. The source of funds for acquisition of such Common Stock was available investment capital of
WTAssociates and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

Item 4.  Purpose of Transaction.

                  WTAssociates has acquired the Common Stock for investment purposes. WTAssociates will continuously evaluate its investment in the Common Stock based on factors including, among others it may deem relevant, the Company's business, prospects and financial condition, the market for the Common Stock, alternatively available investment opportunities, general economic conditions, stock market conditions, and availability of funds. WTAssociates expressly reserves the right to increase or decrease its holdings of Common Stock on such terms or at such times as it may determine. Any purchase or sale of Common Stock may be executed in the open market or in one or more privately negotiated transactions.

                  Except to the extent set forth above, or in any other Item hereof, the Reporting Entities and, to the best of their knowledge, the persons and entities listed in Item 2 hereof, do not have any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4 of Schedule 13D, but each of the Reporting Entities retains the right to take all such actions as each may deem appropriate to maximize capital appreciation in the Common Stock owned by WTAssociates.

Item 5.  Interest in Securities of the Issuer.

(a) As of the close of business on November 15, 1996, WTAssociates was the record owner and had direct beneficial ownership of 506,300 shares, or approximately 5.4% of the outstanding Common Stock.

                  As the General Partner of WTAssociates, WTInc may be deemed to have direct beneficial ownership of the Common Stock owned of record by WTAssociates.

                  Each of the other persons and entities named in Item 2 may, by virtue of their relationship to WTAssociates as is described therein, be deemed to have indirect beneficial ownership of the Common Stock owned of record by WTAssociates; however, each of such persons and entities disclaims such beneficial ownership and, to the best knowledge of the Reporting Entities and except as may be specifically otherwise set forth herein, no such persons and/or entities has any other beneficial ownership of Common Stock.

                  Messrs. Steinberg, Schmidt, Rosenblum and Anmuth may, by virtue of their status as Limited Partners of WTAssociates, and WTInc may, by virtue of its economic interest as General Partner of WTAssociates, be deemed to have beneficial ownership of that portion of the securities owned by WTAssociates corresponding to their respective equity interests therein.

(b) The power to vote or direct the vote and the power to dispose or direct the disposition of the Common Stock as to which WTAssociates is the record owner may be deemed to be shared between WTInc and WTAssociates, although WTInc, as General Partner of WTAssociates, is generally vested with sole control of such matters.

                  To the best knowledge of the Reporting Entities, no other person or entity included in Item 2, by virtue of the capacity indicated therein and separate from their direct involvement with the Reporting Entities, shares in the power to vote or direct the vote or the power to dispose or direct the disposition of the Common stock as to which WTAssociates is thee the record owner.

(C) Information concerning transactions in Common Stock effected by the Reporting Entities during the last Sixty (60) days is set forth in Exhibit A hereto and is incorporated by reference; all of such transactions were effected in open market transactions. Except as set forth in Exhibit A, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best knowledge of the Reporting Entities, by any of the persons or entities included in Item 2, during the past 60 days.

(d)               Not applicable.

(e)               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to the agreement of limited partnership of WTAssociates, WTInc, as general partner, (i) is generally vested with all investment discretion respecting securities owned by WTAssociates, including the power to vote or direct the vote and the power to dispose or direct the disposition of such securities, and (ii) has the right to receive (a) a quarterly fee calculated at the per annum rate of 1% of net assets, plus (b) an incentive allocation equal to 20% of annual net profit, calculated after allocation of net profit equal to the excess of net loss over net profit, if any, allocated to the limited partners in previous fiscal years.

                  Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Entities, nor are there any contracts, arrangements, understanding or relationships between the Reporting Entities and the other persons and entities included in
Item 2, or, to the best knowledge of the Reporting Entities, between the persons and entities included in Item 2, with respect to the Common Stock.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit A -       Transactions in Common Stock
                  Exhibit B -       Form of Margin Agreement

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   November 18, 1996          WISDOMTREE ASSOCIATES, L.P.

                                    By:   WisdomTree Capital Management, Inc.
                                          General Partner


                                    By:         /s/ Scot Rosenblum
                                             -----------------------
                                             Name:    Scot Rosenblum
                                             Title:   Vice President


Dated:   November 18, 1996          WISDOMTREE CAPITAL MANAGEMENT, INC.


                                    By:         /s/ Scot Rosenblum
                                             -----------------------
                                             Name:    Scot Rosenblum
                                             Title:   Vice President

                                   EXHIBIT A


WisdomTree Associates, L.P.

Date                Per Share $ Price               # Shares Acquired (Disposed)

11/12/96            2.88                             100,000
11/12/96            2.85                               3,300
11/13/96            2.88                              50,000
11/14/96            2.88                             151,500
11/15/96            2.97                             200,000
11/15/96            2.88                               1,500